Ruba Qashu

Direct Dial: (949) 355-5405

Email: ruba@libertaslaw.com

August 7, 2018

VIA EDGAR CORRESPONDENCE

Justin Dobbie, Legal Branch Chief

Tanya Aldave

Office of Transportation and Leisure

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Chanticleer Holdings, Inc. (“Chanticleer”)
Registration Statement on Form S-3
Filed July 10, 2018
File No. 333-226107 (the “Registration Statement”)

Mr. Dobbie and Ms. Aldave:

We are securities counsel to Chanticleer. In response to the staff’s oral comments received August 6, 2018 on the above captioned Registration Statement, Chanticleer’s responses are as follows:

(1) Chanticleer has not yet launched a blockchain rewards platform. Chanticleer entered into an agreement with Mobivity Holdings Corp. (“Mobivity”) in January 2018 to use Mobivity’s blockchain platform to develop a customer rewards application for Chanticleer. Chanticleer has been in product development discussions with Mobivity over the past 6 months. At this time, Chanticleer is continuing to evaluate whether the project as currently proposed by Mobivity would be a good fit for Chanticleer’s customer base and business model. If a platform that meets Chanticleer’s requirements is developed, the rewards would be structured to function as a virtual currency or rewards points and would not be utilized to raise capital.

(2) Chanticleer will be submitting an amendment to the Registration Statement correcting references under the “Description of Securities” heading from “amended and restated certificate of incorporation” to “certificate of incorporation, as amended” and “amended and restated bylaws” to “bylaws”.

Very truly yours,

Libertas Law Group, Inc.

/s/ Ruba Qashu